Exhibit 99.1

B Communications Reports Financial Results

For the Second Quarter of 2015

- Second Consecutive Quarter of Dividend Announcement, Board of Directors Approves Company’s Dividend of NIS 0.73 per Share -

Ramat Gan, Israel – August 31, 2015 – ( B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the second quarter of 2015.

“During the quarter, we continued to execute our business plan, declaring a dividend for the second consecutive quarter while reducing our leverage,” said Doron Turgeman, CEO of B Communications. “The Board’s decision to distribute a dividend of NIS 22 million ($6 million(, as well as the decisions by the rating agencies to affirm our credit rating, reflects the significant improvements we have made to our capital structure. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders, while continuing to maintain sufficient resources to service our debt. In May 2015, the Company's board of directors declared a cash dividend of NIS 67 million ($18 million), or NIS 2.24 ($0.59) per share, that was paid on June 16, 2015. Looking ahead, we intend to continue to take advantage of Bezeq's cash generation power to further strengthen our financial position and liquidity.”

Dividend Distribution: On August 31, 2015, the Company's board of directors declared a cash dividend of NIS 22 million ($6 million), or NIS 0.73 ($0.19) per share. The actual amount of dividends to be paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on September 16, 2015. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on September 16, 2015. The payment date will be September 29, 2015.

Bezeq’s Results: For the second quarter of 2015, the Bezeq Group reported revenues of NIS 2.60 billion ($691 million) and operating profit of NIS 794 million ($211 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.25 billion ($330 million), representing an EBITDA margin of 47.8%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 482 million ($128 million). Bezeq's cash flow from operating activities during the period totaled NIS 840 million ($223 million). The second quarter of 2015 was the first quarter in which Bezeq fully consolidated the operating results of YES in its financials.

Cash and Debt Position: As of June 30, 2015, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 966 million ($256 million) and its financial liabilities totaled NIS 3.60 billion ($954 million) including NIS 2.80 billion ($735 million) of 7⅜% Senior Secured Notes (the “Notes”), NIS 710 million ($188 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs) and a NIS 117 million ($31 million) tax liability.

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of the Notes. Through the end of the second quarter of 2015, the Company purchased $10 million par value of the Notes. During the third quarter of 2015 and through August 31, 2015, the Company purchased an additional $3.3 million par value of the Notes.

B Communications’ Unconsolidated Balance Sheet Data (In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	June 30,	June 30,	June 30,
	2014	2015	2015
	NIS	NIS	US$
Financial liabilities
7⅜% Senior Secured Notes (1)	2,774	2,770	735
Series B Debentures	708	710	188
Tax liability(2)	136	117	31
Total	3,618	3,597	954

Liquidity balances
Lockbox account(3)	301	456	121
Unrestricted cash(4)	397	510	135
Total	698	966	256

(1)	The Notes balance is the sum of (a) the NIS amount equivalent (NIS 2,561 million) of the $725 million hedge that was established on the date the Notes were issued, (b) $65 million (the residual balance of our Notes that was not hedged) multiplied by the representative rate of exchange as of June 30, 2015 (NIS 3.769 = U.S. $1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)	On January 22, 2015, B Communications entered into a Tax Assessment Agreement with the Israeli Tax Authority (the “Agreement”) with respect to (i) a final tax assessment with respect to tax years 2007-2009, and (ii) a final tax assessment with respect to the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications agreed to pay the Israeli Tax Authority NIS 148 million ($39 million) including interest and CPI linkage differences, in 24 monthly installments starting in February 2015.

(3)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(4)	Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications’ investment policy, approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of Bezeq shareholders the distribution of a cash dividend of NIS 844 million ($224 million). On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, B Communications received its NIS 259 million ($69 million) share of the dividend distribution.

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On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($248 million) representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million ($3 million) revaluation gain arising from its gaining control over YES. The dividend, which is subject to shareholder approval, is expected to be paid on October 26, 2015 to shareholders of record as of October 12, 2015.

B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 286 million ($76 million).

B Communications Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2015 totaled NIS 2.60 billion ($691 million), a 15.7% increase compared to the NIS 2.25 billion reported in the second quarter of 2014. The increase resulted from the full consolidation of Yes beginning in the second quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the second quarter of 2015 totaled NIS 612 million ($162 million), a 41% decrease compared to NIS 1,040 million reported in the second quarter of 2014. The decrease was due to the inclusion in Bezeq’s second quarter 2014 results of a NIS 582 million one-time capital gain (before tax) from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

B Communications’ consolidated net income for the second quarter of 2015 totaled NIS 266 million ($71 million), compared with NIS 572 million reported in the second quarter of 2014. Bezeq’s results for the second quarter of 2014 included a NIS 437 million one-time capital gain (after tax) from the sale Coral Tel Ltd.

B Communications Second Quarter Unconsolidated Financial Results

As of June 30, 2015, B Communications held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the second quarter of 2015 totaled NIS 148 million ($39 million), compared to NIS 250 million reported in the second quarter of 2014.

During the second quarter of 2015, B Communications recorded net amortization expenses of NIS 40 million ($10 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2015, B Communications has amortized approximately 69% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the second quarter of 2015 totaled NIS 85 million ($22 million) compared to net financial expenses of NIS 100 million in the second quarter of 2014. Financial expenses during the second quarter of 2015 included NIS 55 million ($15 million) related to the publicly traded Series B Debentures and the Notes and financial expenses of NIS 29 million ($8 million) generated by the decline in value of our short term investments.

3

B Communications’ net income attributable to shareholders for the second quarter of 2015 was NIS 21 million ($6 million) compared to NIS 107 million reported in the second quarter of 2014.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(85)	(22)	(100)	(508)
Operating and tax expenses	(2)	(1)	(1)	(15)
PPA amortization, net	(40)	(10)	(42)	(148)
Interest in Bezeq's net income	148	39	250	650
Net income (loss)	21	6	107	(21)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2015. For a full discussion of Bezeq’s results for the quarter ended June 30, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	2,603	2,250	15.7%
Operating profit	794	1,234	-35.7%
EBITDA	1,245	1,553	-19.8%
EBITDA margin	47.8%	69.0%
Net profit	482	810	-40.5%
Basic and Diluted EPS (NIS)	0.17	0.29	-41.4%
Cash flow from operating activities	840	1,064	-21.1%
Payments for investments	511	323	58.2%
Free cash flow [1]	413	787	-47.5%
Net debt/EBITDA (end of period) [2]	2.30	1.54

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2015 amounted to NIS 2.60 billion ($691 million) compared with NIS 2.25 billion in the corresponding quarter of 2014, an increase of 15.7%. The increase was related to the first-time consolidation of Yes revenues in the second quarter of 2015 in the amount of NIS 439 million ($116 million) as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially offset by lower revenues at Pelephone.

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Salary expenses of the Bezeq Group in the second quarter of 2015 amounted to NIS 497 million ($132 million) compared with NIS 443 million in the corresponding quarter of 2014, an increase of 12.2%. The increase was due to the first-time consolidation of Yes salary expenses in the amount of NIS 62 million ($16 million). The increase was partially offset by a decrease in salary expenses of Pelephone due to continued streamlining actions.

Operating expenses of the Bezeq Group in the second quarter of 2015 amounted to NIS 1.00 billion ($266 million) compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.9%. The increase was due to the first-time consolidation of Yes operating expenses in the second quarter of 2015 in the amount of NIS 227 million ($60 million). The increase was partially offset by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line, due to continued streamlining actions.

Other operating income of the Bezeq Group in the second quarter of 2015 amounted to NIS 141 million ($37 million) compared with NIS 568 million in the corresponding quarter of 2014. Other operating income was influenced by the recording of a one-time NIS 582 million ($154 million) gain from the sale of Coral Tel Ltd., in the second quarter of 2014. The decrease in other operating income was partially offset by provision in the amount of NIS 117 million for early retirement of employees at Bezeq Fixed-Line in the second quarter of 2014.

Operating profit of the Bezeq Group in the second quarter of 2015 amounted to NIS 794 million ($211 million) compared with NIS 1.23 billion in the corresponding quarter of 2014, a decrease of 35.7%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2015 amounted to NIS 1.25 billion ($330 million) (EBITDA margin of 47.8%) compared with NIS 1.55 billion (EBITDA margin of 69.0%) in the corresponding quarter of 2014, a decrease of 19.8%.

Net profit of the Bezeq Group in the second quarter of 2015 amounted to NIS 482 million ($128 million) compared with NIS 810 million in the corresponding quarter of 2014, a decrease of 40.5%.

The decrease in profitability metrics of the Bezeq Group was due to the aforementioned recording of a one-time NIS 582 million ($154 million) gain from the sale of Coral Tel Ltd., which was partially offset by provision in the amount of NIS 117 million for early retirement of employees at Bezeq Fixed-Line in the second quarter of 2014.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2015 amounted to NIS 840 million ($223 million) compared with NIS 1.06 billion in the corresponding quarter of 2014, a decrease of 21.1%. The decrease in cash flow from operating activities was primarily due to lower profitability at Pelephone and changes in working capital at Pelephone and Bezeq Fixed-Line. The decrease was partially offset by the consolidation of the NIS 106 million ($28 million) cash flow from operating activities of YES in the second quarter of 2015.

5

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2015 amounted to NIS 511 million ($136 million) compared with NIS 323 million in the corresponding quarter of 2014, an increase of 58.2%. The increase in investments was primarily due to the payment of NIS 96 million ($25 million) by Pelephone for the LTE 4G frequencies in a government tender as well as the first-time consolidation of investments by YES in the second quarter of 2015 in the amount of NIS 82 million ($22 million).

Free cash flow of the Bezeq Group in the second quarter of 2015 amounted to NIS 413 million ($110 million) compared with NIS 787 million in the corresponding quarter of 2014, a decrease of 47.5%.

Net financial debt of the Bezeq Group amounted to NIS 9.54 billion ($2.53 billion) at June 30, 2015 compared with NIS 6.95 billion as of June 30, 2014. At June 30, 2015, the Bezeq Group net financial debt to EBITDA ratio was 2.30, compared with 1.54 on June 30, 2014.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2015 (NIS 3.769 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	865	230	703	713
Restricted cash	29	8	73	65
Investments, including derivatives	1,897	503	2,319	3,102
Trade receivables, net	2,256	598	2,335	2,227
Other receivables	220	58	329	243
Inventory	96	26	89	96
Assets classified as held-for-sale	24	6	135	52

Total current assets	5,387	1,429	5,983	6,498

Investments, including derivatives	177	47	80	271
Long-term trade and other receivables	656	173	587	566
Property, plant and equipment	7,345	1,949	6,542	6,572
Intangible assets	7,642	2,028	6,175	5,908
Deferred and other expenses	360	95	370	364
Broadcasting rights	471	125	-	-
Investment in equity-accounted investee	28	8	1,014	1,057
Deferred tax assets	855	227	35	-

Total non-current assets	17,534	4,652	14,803	14,738

Total assets	22,921	6,081	20,786	21,236

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS

Liabilities
Bank loans and credit and debentures	2,110	560	1,554	1,501
Trade payables	1,021	271	639	664
Liability to related party	101	27	-	-
Other payables including derivatives	799	211	680	741
Current tax liabilities	777	206	727	671
Provisions	90	24	133	62
Employee benefits	272	72	378	259
Total current liabilities	5,170	1,371	4,111	3,898

Bank loans and debentures	12,890	3,420	11,218	12,357
Employee benefits	238	63	229	233
Other liabilities	202	53	299	256
Provisions	70	19	68	69
Deferred tax liabilities	805	214	899	835
Total non-current liabilities	14,205	3,769	12,713	13,750

Total liabilities	19,375	5,140	16,824	17,648

Equity
Total equity attributable to equity holders of the Company	972	258	894	961
Non-controlling interests	2,574	683	3,068	2,627

Total equity	3,546	941	3,962	3,588

Total liabilities and equity	22,921	6,081	20,786	21,236

9

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2015	2015	2014	2015	2015	2014	2014
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,777	1,268	4,561	2,603	691	2,250	9,055

Cost and expenses
Depreciation and amortization	1,011	268	941	572	152	472	1,873
Salaries	937	249	891	498	132	443	1,770
General and operating expenses	1,804	479	1,693	1,003	266	823	3,368
Other operating income, net	(93)	(25)	(536)	(82)	(22)	(528)	(535)

	3,659	971	2,989	1,991	528	1,210	6,476

Operating income	1,118	297	1,572	612	162	1,040	2,579

Financing expenses, net	306	81	471	209	55	126	611

Income after financing
expenses, net	812	216	1,101	403	107	914	1,968

Share of income in
equity-accounted investee	16	4	98	-	-	79	170

Income before income tax	828	220	1,003	403	107	835	1,798

Income tax	256	68	394	137	36	263	667

Net income for the period	572	152	609	266	71	572	1,131

Income (loss) attributable to:
Owners of the company	69	18	(96)	21	6	107	(21)
Non-controlling interests	503	134	705	245	65	465	1,152

Net income for the period	572	152	609	266	71	572	1,131

Earnings per share
Net income (loss), basic	2.31	0.61	(3.23)	0.72	0.19	3.57	(0.70)
Net income (loss), diluted	2.27	0.60	(3.30)	0.70	0.18	3.52	(0.81)

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B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Operating income	794	210	1,234
Depreciation and amortization	451	120	319

EBITDA	1,245	330	1,553

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Cash flow from operating activities	840	223	1,064
Purchase of property, plant and equipment	(363)	(96)	(281)
Investment in intangible assets and deferred expenses	(148)	(39)	(42)
Proceeds from the sale of property, plant and equipment	84	22	46

Free cash flow	413	110	787

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